December 17, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:	Trust for Professional Managers

Ladies and Gentlemen:

We represent Trust for Professional Managers (the “Trust”) in connection with its filing of Post-Effective Amendment No. 79 (the “Post-Effective Amendment”) to the Trust’s Registration Statement (Registration Nos. 333-62298; 811-10401) on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended.  The Post-Effective Amendment is being filed pursuant to Rule 485(b) under the Securities Act.

We have reviewed the Post-Effective Amendment and, in accordance with Rule 485(b)(4) under the Securities Act, hereby represent that the Post-Effective Amendment does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

We consent to the use of this letter in the Post-Effective Amendment.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Christopher M. Cahlamer

Christopher M. Cahlamer

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WI; WASHINGTON, DC; AND SHANGHAI, PRC
GODFREY & KAHN IS A MEMBER OF TERRALEX®, AWORLD NETWORK OF INDEPENDENT LAW FIRMS.

December 19, 2007

VIA EDGAR TRANSMISSION

Mr. Jim O’Connor
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	Trust for Professional Managers (the “Trust”)
File Nos.: 333-62298, 811-10401

Dear Mr. O’Connor:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your oral comments and suggestions of November 27, 2007, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 71 to its registration statement.  PEA No. 71 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on October 9, 2007, for the purpose of adding one new series to the Trust: the Smead Value Fund (the “Fund”).

In addition to responses to your comments, this amendment also includes certain non-material changes as appropriate.  For your convenience your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS DATED NOVEMBER 27, 2007

Prospectus (Principal Investment Strategies)

1.	Please confirm whether the Fund’s investments will be limited to U.S. companies. If the Fund may invest in any non-U.S. companies, please include appropriate disclosure.

The Trust responds by confirming that the Fund’s investments will be limited to U.S. companies.

1

2.
With respect to the statement that the Adviser combines its knowledge of the history of the stock market with an “understanding of crowd psychology with respect for mathematical probabilities,” please revise to clarify in plain English what this means and how it will be applied to select investments for the Fund.

The Trust responds by revising the applicable disclosure to read as follows:

The Adviser uses the history of the stock market as an asset and combines it with a deep understanding of crowd psychology in managing portfolios.  The use of history and crowd psychology is combined with a respect for mathematical probabilities (returns gravitate to the mean and standard deviation analysis), that blended together are unusual in the marketplace.

Prospectus (How to Purchase Shares)

3.
With respect to the statement that “shareholders will receive the next NAV calculated after the Account Application has been accepted by the Fund,” please revise to clarify that shareholders will receive the NAV next calculated after the Account Application has been received by the Fund in good order.

The Trust responds by removing the applicable statement from the Prospectus, and by adding the following disclosure to this section:

Purchase Requests Must be Received in Good Order

Your share price will be the next NAV per share calculated after the Transfer Agent or your Authorized Intermediary receives your purchase request in good order.  “Good order” means that your purchase request includes:

•  the name of the Fund;
•  the dollar amount of shares to be purchased;
•  your account application or investment stub;
•  a check payable to “Smead Value Fund.”

All purchase requests received in good order before 4:00 p.m. (Eastern Time) will be processed on that same day.  Purchase requests received after 4:00 p.m. (Eastern Time) will receive the next business day’s NAV per share.

2

Statement of Additional Information (Portfolio Manager)

4.
Please expand the conflicts of interest disclosure to describe any material conflicts that may arise in connection with the Portfolio Manager’s investments, on the one hand, and the investments of other accounts, as required by Item 15(a)(4) of Form N-1A.

The Trust responds by revising the applicable disclosure to read as follows:

The Portfolio Manager also serves as the investment adviser to various privately managed accounts, all of which may have investment strategies that are similar to that of the Fund, which could create certain conflicts of interest including the timing of trades and allocation of investment opportunities.  All portfolio transactions will be implemented according to the Adviser’s trade allocation policies.  These policies are designed to ensure that trades are allocated in a manner that fulfills the Adviser’s fiduciary duty to each advisory client and is fair and nondiscriminatory.  When placing block trades, the Adviser will designate on the trade order memorandum the number of shares of the block trade to be allocated to each specific account prior to placing the order; or the Adviser will make a pro rata allocation of the shares to each account based upon size of the client’s account.  The Adviser will seek best execution on such trades, and will avoid holding cash and securities involved in an aggregated trade longer than necessary  In the event that the Adviser’s Chief Investment Officer determines that a prorated allocation is not appropriate under the particular circumstances, the allocation will be made based upon other relevant factors, which may include:

•
when only a small percentage of the order is executed, shares may be allocated to the account with the smallest order or the smallest position or to an account that is out of line with respect to security or sector weightings relative to other portfolios, with similar mandates;

•
allocations may be given to one account when that account has limitations in its investment guidelines which prohibit it from purchasing other securities which are expected to produce similar investment results and can be purchased by other accounts;

•	with respect to sale allocations, allocations may be given to accounts relatively lower in cash;

•
in cases when a pro rata allocation of a potential execution would result in a de minimis allocation in one or more accounts, the Adviser may exclude the account(s) from the allocation and the transactions may be executed on a pro rata basis among the remaining accounts; or

•	in cases where a small portion of an order is executed in all accounts, shares may be allocated to one or more accounts on a random basis.

If an aggregated order is executed in a series of transactions over the course of the day, each account will receive the average execution price.  The Adviser will use its best efforts to make allocations for the Fund and other accounts on the same day.  The Adviser’s Chief Investment Officer will review all allocations of trades and limited investment opportunities to ensure that the Adviser’s policies and procedures were followed and verify that no client account was systematically disadvantaged by the allocation.

5.
Please expand the discussion of the Portfolio Manager’s compensation to describe with specificity the criteria on which each type of compensation is based (i.e., performance, assets under management, etc.)

The Trust responds by revising the applicable disclosure to read as follows:

The Portfolio Manager’s compensation consists of a cash salary and a percentage of the Adviser’s overall profits based on contributions to the firm, industry experience and level of responsibility as CEO/CIO.

*           *           *           *           *

I trust that the above responses adequately address your comments.  Please also note that appropriate sections of the Statement of Additional Information were revised to conform to changes made in the Prospectus.  If you have any additional questions or require further information, please contact me by telephone at (414) 765-5384.

Sincerely,

/s/ Rachel A. Spearo

Rachel A. Spearo
for TRUST FOR PROFESSIONAL MANAGERS

cc:           Carol Gehl, Godfrey & Kahn, S.C.